To: **Elio Sorella**
CEO and Chairman of the Board of Directors
Ecolomondo Corporation Inc.
3435 Pitfield Blvd., Montreal, Quebec
Canada H4S 1H7

Ecolomondo Corporation Inc. wants to submit and file a Registration Statement and Prospectus with the United States Securities and Exchange Commission ("SEC"), and then distribute them to prospective investors.

We have issued reports for Ecolomondo on Carbon Black Characterization and Evaluation, in particular reports 124360 (September 18, 2015), 124941 (October 5, 2015) and 125244 (October 28, 2015).

We consent to the use of the aforementioned reports, to the discussion of our statements, to the reproduction of the opinion as an exhibit, and to the use of our name as it appears under the caption "Experts", in the Registration Statement and Prospectus.

Regards,

ARDL

PRESIDENT